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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549           SEC FILE NUMBER
                                                               33-1507-NY

                                     FORM 12B-25

                            NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                               [TO COME]

(Check One): [ X ] Form 10-K and Form 10-KSB  [   ] Form 20-F  [   ]  Form 11-K
             [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

                For Period Ended: December 31, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                -----------------------------

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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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  RAMOIL MANAGEMENT, LTD.
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Full Name of Registrant


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Former Name if Applicable

  2424 NORTH FEDERAL HIGHWAY
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Address of Principal Executive Office (Street and Number)

  SUITE 350
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  BOCA RATON, FLORIDA 33431
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City, State and Zip Code

PART II - RULES 12B-25(B) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the



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                  prescribed due date; or the subject quarterly report of
                  transition report on Form 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Form 10-K and Form 10-KSB could not be filed timely without unreasonable effort or expense. The Corporation has recently retained Van Buren & Hauke, LLC, Certified Public Accountants as new auditors. The time and effort involved in familiarizing the new auditors with the company and obtaining verified records of the company's activities in foreign countries necessitates the need for the extension requested. The companies activities in the Middle East and in Europe could not be properly reviewed and audited without unreasonable effort or expense.

(ATTACHED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         /s/ Radoljub Radulovic          (561)                338-5611
         ----------------------        ----------            -----------------
                  (Name)               (Area code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                          [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [   ] Yes  [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               RAMOIL MANAGEMENT LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 24, 2000                     By /s/ RADOLJUB RADULOVIC
                                          ------------------------
                                                 PRESIDENT


                                       -2-



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                           ACCOUNTANT'S STATEMENT

                           Van Buren & Hauke, LLC
                        Certified Public Accountants
                         63 Wall Street, Suite 2501
                             New York, NY 10005
                               (212) 344-3600


March 20, 2000

Ramoil Management, Ltd.
2424 North Federal Highway, Suite 350
Boca Raton, Florida 33431

Dear Sirs:

Thank you for retaining us as auditors for your company. Due to the nature of the Company and its extensive activities overseas, we will require more time in which to complete the Form 10-K or Form 10-KSB. The expense and effort required to complete a proper audit of the Company by the deadline of March 31, 2000 would be unreasonable and impossible.

We hereby request that you request an extension of filing pursuant to Rule 12B-25(b). We will then have adequate time to complete a professional audit of your company.

Sincerely.

/s/ Thomas Hauke

Thomas Hauke, CPA